UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2016

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-203476, 333-203476-01, 333-203476-02 AND 333-203476-03) OF TOTAL S.A., TOTAL CAPITAL INTERNATIONAL, TOTAL CAPITAL CANADA LTD. AND TOTAL CAPITAL AND THE REGISTRATION STATEMENTS ON FORM S-8 (333-150365, 333-169828, 333-172832, 333-183144, 333-185168 AND 333-199735) OF TOTAL S.A., AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TOTAL S.A. is providing on this Form 6-K its results for the third quarter of 2016 and nine months ended September 30, 2016, and a description of certain recent developments relating to its business, as well as a capitalization table as of September 30, 2016, and a ratio of earnings to fixed charges for the nine months ended September 30, 2016 and 2015, and each of the five years ended December 31, 2015, 2014, 2013, 2012 and 2011, together with the computation of the ratio of earnings to fixed charges.

SIGNATURES
Exhibit Index
EX-99.1: Results for the Third Quarter of 2016 and Nine Months Ended September 30, 2016
EX-99.2: Recent Developments
EX-99.3: Ratio of Earnings to Fixed Charges and Capitalization and Indebtedness
EX-99.4: Computation of Ratio of Earnings to Fixed Charges

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 28, 2016	By:	/s/ JEAN-PIERRE SBRAIRE
		Name:	Jean-Pierre SBRAIRE
		Title:	Treasurer

Exhibit Index

Exhibit 99.1	Results for the Third Quarter of 2016 and Nine Months Ended September 30, 2016

Exhibit 99.2	Recent Developments

Exhibit 99.3	Ratio of Earnings to Fixed Charges and Capitalization and Indebtedness

Exhibit 99.4	Computation of Ratio of Earnings to Fixed Charges